FORM 12b-25

            Commission File No. 0-23998
            CUSIP Number - None

                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


            (Check One):   x  -  Form 10-K

            For Period Ended:    December 31, 1999
            [x]	      Transition report on Form 10-K
            [  ]        Transition report on Form 20-K
            [  ]        Transition report on Form 11-K
            [  ]        Transition report on Form 10-Q
            [  ]        Transition report on From N-SAR

            For the Transition Period Ended:

            If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

            Part I - REGISTRANT INFORMATION

            First Choice Health Network, Inc.
            Full Name of Registrant

            601 Union Street, Suite 1100
            Address of Principal Executive Offices

            Seattle, Washington  98101-1838
            City, State and Zip Code


            PART II - Rules 12b-25(b) and (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
            (Check box if appropriate)

            (a)The reasons described in reasonable detail in
               Part III of this form could not be eliminated without unreasonable effort or expense;
            (b)The subject annual report, semi-annual report,
               transition report on Form 10-K, Form 20-F, 11-K,
               Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or thesubject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c)The accountants statement or other exhibit
               required by Rule 12b-25(c) has been attached if applicable.

            PART III - NARRATIVE

            State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

            The following reasons describe the causes for the registrants inability to file timely that could not be eliminated without unreasonable effort or expense:

            The audited financial statements for the year ended December 31, 1999 were not completed by March 30, 2000 due to the Company's resolution of issues relating to the increased complexities of disclosures and other reporting requirements.

            (1) Name and telephone number of person to contact in
                regard to this notification.

                Robert P. Freed    206          292-8255
                (Name)          (Area Code)  (Telephone number)

            (2)Have all other periodic reports required under
               Section 13 or 15 of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940
               during   the proceeding 12 months or for such shorter
               period that the registrant was required   to file such
               report(s) been filed? If the answer is no, identify report(s).
                        x  Yes  No

            (3)Is it anticipated that any significant change in results
               of operations from the   corresponding period for the last
               fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                          Yes  xNo

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          First Choice Health Network, Inc.
                    (Name of Registrant as Specified in Charter)


            has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

            Date: March 30, 2000
            By:   /s/ David Peel
                  ----------------------------------------------
                  David Peel, Chief Financial Officer